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[VAN KAMPEN INVESTMENTS LOGO]

August 5, 2005

                                IMPORTANT NOTICE

Dear Shareholder:

Thank you for the timely return of your proxy card relating to the June 22, 2005 shareholder meeting of the Van Kampen California Municipal Trust. The shareholder meeting was adjourned to July 22, 2005 and has been adjourned again to August 12, 2005 to allow for the solicitation of additional votes.

Our records reflect your preference to abstain on proposal #1 which relates to the Agreement and Plan of Reorganization between Van Kampen California Municipal Trust ("Target Fund") and Van Kampen California Value Municipal Income Trust ("Acquiring Fund"). This letter is intended to provide you with information regarding the proposed transaction. THIS ISSUE IS OF UTMOST IMPORTANCE AND WE ARE WRITING TO ASK THAT YOU TAKE A FEW MOMENTS TO REVIEW THE INFORMATION CONTAINED WITHIN THIS LETTER AND RECONSIDER YOUR PREVIOUS VOTE.

The proposed reorganization seeks to combine similar Funds to achieve certain economies of scale and other operational efficiencies. After the reorganization, it is anticipated the common shareholders of each Fund will experience a reduced annual operating expense ratio, as certain fixed administrative costs will be spread across the combined fund's larger asset base. It is not anticipated that the reorganization will directly benefit preferred shareholders of the Funds; however, the reorganization will not adversely affect preferred shareholders, and none of the expenses of the reorganization will be borne by preferred shareholders.

Unless the requisite vote of both preferred shareholders and common shareholders, each voting separately as a class, is achieved, the reorganization will not be approved.

Upon evaluation of all relevant information, the Board of Trustees of Van Kampen California Municipal Trust voted unanimously to approve the reorganization. The Board of Trustees recommends that you vote "FOR" the proposed reorganization.

Your vote is important and your participation in the affairs of your Fund does make a difference. If you decide to change your vote, you can do so by mail, Internet or touch-tone phone. Please refer to the enclosed proxy card for instructions to cast your vote. Receipt of a proxy vote with a later date will completely revoke your previous ballot.

If you have any questions or would like an additional proxy statement, please contact Van Kampen's Client Relations Department at 1-800-341-2929.

We appreciate your time and careful consideration.

Sincerely,


VAN KAMPEN CALIFORNIA MUNICIPAL TRUST



The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800)341-2929 or on the SEC's web site at www.sec.gov.